UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2020

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date September 30, 2020	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

2

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability) (Stock code: 00670)

CONTINUING CONNECTED TRANSACTIONS ADJUSTMENTS TO THE PASSENGER AIRCRAFT BELLYHOLD SPACE CONTRACTUAL OPERATION PROPOSAL AND RELATED ANNUAL CAPS

ADJUSTMENTS TO THE PASSENGER AIRCRAFT BELLYHOLD SPACE CONTRACTUAL OPERATION PROPOSAL

To address the Business Competition between the Passenger Aircraft Cargo Business of the Company and the all-cargo aircraft business of China Cargo Airlines, upon consideration and approval by the Shareholders at the Company’s second extraordinary general meeting in 2018, the Company gave China Cargo Airlines a long term contractual operation to operate and manage the Passenger Aircraft Bellyhold Space Cargo Business with independence and autonomy from April 2018 (the “Original Passenger Aircraft Bellyhold Space Contractual Operation Transactions” or “Original Passenger Aircraft Bellyhold Space Contractual Operation Proposal”).

Against the backdrop of COVID-19’s immense impact on the aviation industry, in order to further clarify the Passenger Aircraft Cargo Business’s related business scope and pricing methods under unconventional circumstances such as “Passenger-to-Cargo Conversion”, and taking into account certain limitations of adopting an evaluation-based pricing mechanism in the Original Passenger Aircraft Bellyhold Space Contractual Operation Transactions, the Company and China Cargo Airlines have negotiated and agreed to adjust and optimize the Passenger Aircraft Cargo Business’s scope, pricing methods and settlement methods without altering, amongst others, the business entities, rights and obligations, and business procedures of both parties, and adjust the Original Passenger Aircraft Bellyhold Space Contractual Operation Proposal to an exclusive operation proposal for Passenger Aircraft Cargo Business, pursuant to which China Cargo Airlines will have exclusive operation to independently operate and manage the Company’s Passenger Aircraft Cargo Business. The Exclusive Operation Agreement was entered into by both parties on 29 September 2020.

IMPLICATIONS UNDER THE HONG KONG LISTING RULES

As at the date of this announcement, China Cargo Airlines is a non-wholly owned subsidiary    of Eastern Logistics, which in turn is a non-wholly owned subsidiary of CEA Holding (the controlling shareholder of the Company). China Cargo Airlines is therefore a connected person of the Company within the meanings of the Hong Kong Listing Rules. The proposed transactions contemplated under the Exclusive Operation Agreement constitute continuing connected transactions of the Company under Chapter 14A of the Hong Kong Listing Rules.

As the highest applicable percentage ratio of the Proposed Annual Caps for the transportation service fees payable by China Cargo Airlines pursuant to the Exclusive Operation Agreement exceeds 5%, the Exclusive Operation Agreement, the Exclusive Operation of Passenger Aircraft Cargo Business Continuing Connected Transactions as well as the Proposed Annual Caps are subject to the reporting, announcement, annual review and independent shareholders’ approval requirement under the Hong Kong Listing Rules.

EXTRAORDINARY GENERAL MEETING

An extraordinary general meeting will be held by the Company in order to consider and approve the Exclusive Operation Agreement, the Exclusive Operation of Passenger Aircraft Cargo Business Continuing Connected Transactions as well as the Proposed Annual Caps by ordinary resolutions of the Independent Shareholders. A circular will be despatched to the Shareholders no later than 2 November 2020.

A.	BACKGROUND

(I)	The background of the Original Passenger Aircraft Bellyhold Space Contractual Operation Transactions

In 2016, after the Company transferred its 100% equity interest in Eastern Logistics to a wholly-owned subsidiary of CEA Holding (the controlling shareholder of the Company), there has been a business competition between the passenger aircraft Bellyhold Space business operated by the Company and the all-cargo aircraft business operated by China Cargo Airlines, the holding subsidiary under Eastern Logistics.

To address the abovementioned Business Competition, while enabling the Company to focus more on operating and developing its air passenger transportation business, upon the consideration and approval of the Shareholders at the Company’s second extraordinary general meeting in 2018, the Company and China Cargo Airlines entered into the Original Contractual Operation Agreement and Original Operation Cost Agreement (the “Original Passenger Aircraft Bellyhold Space Contractual Operation Agreements”), and the Company gave China Cargo Airlines a long term contractual operation to operate and manage its Passenger Aircraft Bellyhold Space Cargo Business. The Company collects a contractual fee from China Cargo Airlines and pays an operation fee to China Cargo Airlines.

For further details, please refer to the announcement of the Company dated 1 March 2018 and the circular dated 13 March 2018.

(II)	Principal contents of and reasons for the adjustment from the Original Passenger Aircraft Bellyhold Space Contractual Operation Transactions to the exclusive operation transaction.

1.	To clarify the coverage of the transactions

Since the outbreak of COVID-19 at the beginning of 2020, due to COVID-19 related prevention and control policies and the significant decrease in demand for passenger transportation, the effect on Bellyhold Space transportation capacity was relatively significant. To address the impact of COVID-19, apart from allowing China Cargo Airlines to commence delivering cargo by managing the conventional passenger aircraft Bellyhold Space contractual operations, the Company adopted the “Passenger-to-Cargo Conversion” structure to complement and enhance air cargo transport capacity. China Cargo Airlines is specifically responsible for the external operations of the Passenger Aircraft Cargo Business under unconventional circumstances. As a means of temporarily enhancing air cargo transport capacity under extraordinary circumstances, the Company is required to further clarify the business scope and pricing methods under unconventional circumstances such as “Passenger-to-Cargo Conversion”.

Under the exclusive operation proposal for Passenger Aircraft Cargo Business, including conventional Passenger Aircraft Cargo Business (i.e., passenger aircraft Bellyhold Space cargo transport) and unconventional Passenger Aircraft Cargo Business (i.e., providing passenger aircraft cargo services through methods other than passenger aircraft Bellyhold Space, which normally refers to temporary Passenger Aircraft Cargo Businesses such as “Passenger-to-Cargo Conversion), the pricing methods of transportation service fees under different circumstances are well-defined; the transaction terms are more defined and clear; and business coverage is more complete. The exclusive operation proposal for Passenger Aircraft Cargo Business will be applicable to any future force majeure events such as a pandemic.

2.	Adjustments to the pricing methods of the transactions

Under the Original Passenger Aircraft Bellyhold Space Contractual Operation Proposal, the contractual fee collected by the Company from China Cargo Airlines firstly arrives at a base price filed to state-owned assets supervisory authorities, which is determined by the evaluation agency engaged by the Company based on the evaluation conducted in the fourth quarter of every year on the historical operation results and the forecasted Bellyhold Space revenue for the coming year with reference to the flight plans for the coming year. The contractual fee will then be shared and borne by both parties in accordance with the adjustment mechanisms based on the audited difference between the actual operation results and evaluated base price within three months after the end of each financial year. Due to the deviation in executing passenger aircraft flight planning and the uncertainty of the fluctuating cargo industry, there are certain limitations to the evaluation-based pricing mechanism adopted in the Original Passenger Aircraft Bellyhold Space Contractual Operation Transactions. In particular, changes to the external environment such as COVID-19 have had a relatively material impact on Company’s engagement in flight plans, transport capacity and transport price levels, which remains largely uncertain in the future. If the base price of the contractual operation fee is continuously determined by such evaluation method, there may be a material discrepancy between the evaluation results and the actual operation conditions.

Under the exclusive operation proposal for Passenger Aircraft Cargo Business, the Company collects a transportation service fee from China Cargo Airlines based on the actual operating revenue of the Passenger Aircraft Cargo Business operated by China Cargo Airlines after considering deduction of certain business fee rates. Under conventional circumstances, the transportation service fee is based on the passenger aircraft Bellyhold Space’s actual operating revenue, and is determined by taking into account the actual operating cost, incentives and restrictive mechanisms. Under unconventional circumstances, the transportation service fee is based on the actual operating revenue passenger aircraft’s cargo transport, and determined by taking into account the actual operating cost and reasonable profit margin. Under different circumstances, business fee rates in the pricing formulas are based on the operation fee rates of Passenger Aircraft Cargo Business, while separately taking into account the average growth rate of revenue in the same industry’s cargo transport business and the average profit level of the same industry, and are fair, reasonable and in line with market practices.

3.	Optimize the settlement of transactions

Under the Original Passenger Aircraft Bellyhold Space Contractual Operation Proposal, the Company collects a contractual fee from China Cargo Airlines and pays an operation fee to China Cargo Airlines. Upon the negotiation by both parties, under the exclusive operation proposal for Passenger Aircraft Cargo Business, the Company collects a transportation service fee based on the actual operating revenue of the Passenger Aircraft Cargo Business operated by China Cargo Airlines after considering deduction of certain business fee rates, and no longer pays operation fees directly. The transactions have been adjusted from bilateral to unilateral, and the settlement is thus optimized and in line with market practices.

B.	AGREEMENT FOR THE EXCLUSIVE OPERATION OF PASSENGER AIRCRAFT CARGO BUSINESS CONTINUING CONNECTED TRANSACTIONS

The principal terms of the Exclusive Operation Agreement are set out below:

1.	Exclusive Operation Agreement for Passenger Aircraft Cargo Business

Date:	29 September 2020

Parties:	the Company (as owner); and

China Cargo Airlines (as contractor)

Exclusive operation term:	from 1 January 2020 to 31 December 2032.

Once the exclusive operation term expires, both parties may negotiate continuing the transactions and enter into a new agreement. If both parties cannot reach a new agreement by such time, unless the Exclusive Operation Agreement is terminated by the consent of both parties, as long as the Company and Eastern Logistics are both listed companies on a stock exchange within or outside the PRC, and CEA Holding is the de facto controller of Eastern Logistics and China Cargo Airlines, both parties shall continue to implement the terms set out in the Exclusive Operation Agreement.

As the exclusive operation term is more than three years, according to Rule 14A.52 of the Hong Kong Listing Rules, the Company has engaged the Independent Financial Adviser to review the Exclusive Operation Agreement. The Independent Financial Adviser’s opinions will be set out in the circular. For details, please refer to section “E. IMPLICATIONS UNDER THE HONG KONG LISTING RULES — 2. Term of the Exclusive Operation Agreement” in this announcement.

Scope and responsibilities relating to exclusive operation of cargo business:	During the exclusive operation term, China Cargo Airlines will exclusively operate the Company’s Passenger Aircraft Cargo Business, including but not limited to the following:

(i) China Cargo Airlines shall exclusively purchase the Company’s passenger aircraft cargo services, and independently engage in the operation of Passenger Aircraft Cargo Business under its own name;

(ii)  China Cargo Airlines shall enter into cargo agreements with external parties as the contracting carrier, and the Company accepts China Cargo Airlines’ entrustment to be responsible for completing air transportation service as the actual carrier;

(iii)  China Cargo Airlines shall exclusively enjoy the Company’s Passenger Aircraft Cargo Business space-sale right, pricing right and engage in businesses such as settlement, and the Company shall not operate on its own, entrust or authorize any third party other than China Cargo Airlines to operate, or by any means enable any other third party to have any right to the Passenger Aircraft Cargo Business; and

(iv) China Cargo Airlines shall undertake the overall responsibilities for transporting cargo as the carrier to the consignors with respect to the cargo which are transported by the Company’s passenger aircraft. During the period of exclusive operation, China Cargo Airlines shall, with respect to the Company’s Passenger Aircraft Cargo Business, conduct independent financial accounting, pay tax in compliance with applicable laws, and independently operate and bear the results of operations.

Both parties agree that while China Cargo Airlines exclusively operates the Company’s Passenger Aircraft Cargo Business in accordance with the provisions of the preceding paragraph, the Company shall nonetheless undertake to provide air transportation from the departure port to the destination port and necessary airport ground support for the cargo delivered by China Cargo Airlines (for the avoidance of doubt, unless otherwise agreed by both parties, such support shall include but are not limited to security checks, loading and unloading machines, airport apron connection, airport cargo operations and other necessary airport ground support), and bear the corresponding safety responsibilities.

Basis of pricing:	The Company collects a transportation service fee from China Cargo Airlines for the exclusive operation of the Company’s Passenger Aircraft Cargo Business. Such transportation service fee shall be determined based on China Cargo Airlines’ actual operating revenue of exclusively operating the Company’s Passenger Aircraft Cargo Business while deducting certain business fee rates. The specific formulas are as follows:

Transportation service fee = actual income from Passenger Aircraft Cargo Business × (1 – business fee rates)

1. Conventional business

Under conventional circumstances, when China Cargo Airlines exclusively operates the Passenger Aircraft Bellyhold Space Cargo Business, the actual income from Passenger Aircraft Cargo Business in the above-mentioned transportation service fee formula equals the actual cargo income generated by China Cargo Airlines’ exclusive operation of the Company’s passenger aircraft Bellyhold Space. The definitive formula for determining the transportation service fees and business fee rate and the valuation standard of each parameter are as follows:

Transportation service fee = actual income from Passenger Aircraft Bellyhold Space Cargo Business × (1 – conventional business fee rate) Conventional business fee rate = operating cost rate + (revenue growth rate of Passenger Aircraft Bellyhold Space Cargo Business of the current year – average revenue growth rate of the Three Major Airlines’ passenger aircraft Bellyhold Space cargo business of the current year) × 50%

Of which:

(1)   Operating cost rate refers to the actual amount of operating cost incurred in the Passenger Aircraft Cargo Business for each of the recent three years agreed upon by the accountants engaged by both parties, divided by the arithmetic average amount of audited actual income from Passenger Aircraft Cargo Business in those years, and calculated and adjusted once a year during the exclusive operation term; the operating cost of which refers to the personnel, assets, marketing and other costs related to passenger aircraft cargo sales incurred by China Cargo Airlines for the exclusive operation of the Company’s Passenger Aircraft Cargo Business in each of the past three years.

(2)   Revenue growth rate of Passenger Aircraft Bellyhold Space Cargo Business of the current year refers to the percentage of increase (or decrease) in actual income from cargo generated by China Cargo Airlines’ exclusive operation of the Company’s passenger aircraft Bellyhold Space in the current year compared with the actual income generated by China Cargo Airlines in the previous year, and the actual income generated by China Cargo Airlines from the passenger aircraft Bellyhold Space cargo in the previous year.

(3)   Average revenue growth rate of passenger aircraft Bellyhold Space cargo business of the Three Major Airlines refers to the arithmetic average of the growth rate of revenue from cargo generated by the passenger aircraft Bellyhold Space of the Three Major Airlines in the current year and the revenue from cargo generated by the passenger aircraft Bellyhold Space of the Three Major Airlines in the previous year.

2. Unconventional business

Under unconventional circumstances, upon agreement of both parties after negotiation, contingent measures other than Bellyhold Space such as “Passenger-to-Cargo Conversion” can be adopted to enhance cargo transport capacity of passenger aircraft. In such event, with respect to the formula for calculating the transportation service fee, the actual revenue of passenger aircraft cargo transport should be the actual incurred revenue of cargo transport in the Company’s non- conventional Passenger Aircraft Cargo Business such as “Passenger-to-Cargo Conversion” exclusively operated by China Cargo Airlines, and the definitive formula for transportation service fee and business fee rate and the valuation standard of each parameter are as follows:

Transportation service fee = the actual revenue of unconventional cargo transport of passenger aircraft × (1 – non-conventional business fee rate)

Unconventional business fee rate = operation fee rate × (1 + reasonable profit margin)

Of which:

(1)   Operating cost rate is the same as the operating cost rate under the conventional circumstances, which refers to the actual amount of operating cost incurred in the Passenger Aircraft Cargo Business for each of the recent three years agreed upon by the accountants engaged by both parties, divided by the arithmetic average amount of audited actual income from passenger aircraft cargo business in those years, and calculated and adjusted once a year during the exclusive operation term; the operating cost of which refers to the personnel, assets, marketing and other costs related to passenger aircraft cargo sales incurred by China Cargo Airlines for the exclusive operation of the Company’s Passenger Aircraft Cargo Business in each of the past three years.

(2) Reasonable profit margin is the arithmetic average of the averaged profit margin of the three major airlines for the latest three prior accounting years

Both parties shall jointly designate an accounting firm with business qualifications at the end of each accounting year to conduct specific auditing and issue an official audit report on the actual incurred revenue of the Company’s Passenger Aircraft Cargo Business exclusively operated by China Cargo Airlines for the previous year, and implement agreed procedures for the operation fees of each of the previous three years, and to issue an agreed report (to determine next year’s operating cost rate). Both parties shall sign a confirmation in writing for the operation fee rate and business fee rate arrived at by the agreed calculation according to this term.

Payment arrangement:	China Cargo Airlines shall pay the transportation service fee on a monthly basis, and the amount payable monthly shall be calculated with the actual revenue of cargo transport generated by China Cargo Airlines in the month minus operating costs, which shall be settled and paid by China Cargo Airlines in the following month.

Within three months after the end of each accounting year, both parties shall calculate the annual total transportation service fees of that year as agreed in the Exclusive Operation Agreement and conduct year- end settlement, which is to either refund the surplus or to pay the shortfall if there is any difference between the annual total of transportation service fees and the sum of transportation service fees actually paid on a monthly basis by China Cargo Airlines in that year.

Alignment with the Original Passenger Aircraft Bellyhold Space Contractual Operation Transactions:	Both parties agreed that the Original Passenger Aircraft Bellyhold Space Contractual Operation Agreement shall be terminated immediately after the Exclusive Operation Agreement has taken effect. For the Passenger Aircraft Cargo Business already performed by both parties according to the Original Passenger Aircraft Bellyhold Space Contractual Operation Agreement in 2020, both parties agreed that corresponding adjustments shall be conducted according to agreed implementation principles in the Exclusive Operation Agreement, which was deemed to have become effective on 1 January 2020.

Conditions precedent:	The Exclusive Operation Agreement will become effective after execution by the legal representative or authorized representative of each party, the affixing of official seal of each party as well as the approval in shareholders meetings of the Company and China Cargo Airlines.

Non-competition undertaking:	As a condition of agreeing to the exclusive operation of all of the Company’s Passenger Aircraft Cargo Business by China Cargo Airlines, the Company undertook that, effective from the date of the Exclusive Operation Agreement until the expiration of the exclusive operation term or the date of termination of the Exclusive Operation Agreement, except for performing the relevant obligations involved in the Exclusive Operation Agreement, the Company and its controlled enterprises shall not, in any place within or outside the PRC or in any way, carry out Business Competition, including but not limited to operating through sole proprietorship, directly or indirectly holding/controlling the enterprise(s) which carry(ies) out Business Competition or other circumstances which constitute Business Competition according to relevant laws and regulations. For the avoidance of doubt, the above restrictions do not apply if the Company and its controlled enterprise(s) have not become the controlling shareholder(s), de facto controller(s) or the single largest shareholder of such enterprise(s) which carry(ies) out Business Competition.

As part of the Original Passenger Aircraft Bellyhold Space Contractual Operation Agreement, the non- competition undertaking was negotiated and entered into on an arm’s length basis and on normal commercial terms, which constituted a part of the transaction as a whole. Please refer to the circular of the Company to the Shareholders dated 13 March 2018. As part of the continuing connected transactions of this exclusive operation of Passenger Aircraft Cargo Business, the non-competition undertaking was negotiated and entered into on an arm’s length basis, and no adjustment has been made.

C.	HISTORICAL AMOUNTS AND PROPOSED ANNUAL CAPS

(1)	Proposed caps and execution status of the Original Passenger Aircraft Bellyhold Space Contractual Operation Transaction for each of the years ended 2018 to 2020

(Unit: RMB’000)

	For the financial year ended
Transaction Event	2018.12.31		2019.12.31		2020.12.31	2020.6.30
	Proposed Caps	Actual Amount	Proposed Caps	Actual Amount	Proposed Caps	Actual Amount
the contractual fee payable by China Cargo Airlines to the Company under the Original Contractual Operation Agreement	3,000,000	2,795,270	4,000,000	3,825,804	4,500,000	2,614,865 (Note)
the operation cost payable by the Company to China Cargo Airlines under the Original Operation Cost Agreement	265,000	245,885	353,000	310,273	400,000	188,296 (Note)

Note:

As at 30 June 2020, the actual amount incurred for the Bellyhold Space contractual operation service included contractual fees payable and operating cost payable for executing regular and irregular passenger flights.

After the Exclusive Operation Agreement has taken effect, the Original Bellyhold Space Contractual Operation Agreements will be immediately terminated. Adjustments will be made to the annual caps for the continuing connected transactions of the Bellyhold Space contractual operation proposed by the Company for each of the three years ending 31 December 2020, 2021 and 2022. Based on the Exclusive Operation Agreement, the Company re-estimated the annual caps for the connected transactions of the Exclusive Operation of Passenger Aircraft Cargo Business Continuing Connected Transactions for each of the three years ending 31 December 2020, 2021 and 2022.

(2)	Proposed Annual Caps and the basis thereof

Based on the pricing formula under the Exclusive Operation Agreement entered into between the Company and China Cargo Airlines, after consolidating the historical revenue and expense data in Bellyhold Space and comprehensively considering conditions including prospects of the future cargo market and the operating scale of the Company’s cargo operations such as Bellyhold Space and “Passenger-to-Cargo Conversion”, the Company proposed the following annual caps for the Exclusive Operation of Passenger Aircraft Cargo Business Continuing Connected Transactions for each of the three years ending 31 December 2020, 2021 and 2022:

	(Unit: RMB’000)
	Proposed annual caps for the
Transaction Event	financial year ending
	2020.12.31	2021.12.31	2022.12.31
The exclusive operation transportation service fees in relation to the Passenger Aircraft Cargo Business payable by China Cargo Airlines to the Company under the Exclusive Operation Agreement	4,900,000	5,000,000	5,200,000

D.	Reasons for and benefits of adjusting the Passenger Aircraft Bellyhold Space Contractual Operation Proposal

(I)	To optimize the pricing methods of the transactions and to solve the limitations of the evaluation methods of the Original Passenger Aircraft Bellyhold Space Contractual Operation Transactions.

Adopting the evaluation value as the basis of pricing for the Original Passenger Aircraft Bellyhold Space Contractual Operation Transactions was incapable of dealing with the material and adverse impacts of abnormal and volatile fluctuations such as COVID-19. In addition, no specific response mechanism had been agreed to in the Original Passenger Aircraft Bellyhold Space Contractual Operation Transactions agreement on how to handle such events. Under the exclusive operation proposal for Passenger Aircraft Cargo Business, the transportation service fee of the Passenger Aircraft Cargo Business under conventional circumstances is determined based on China Cargo Airlines’ actual operating revenue of exclusively operating the Company’s Passenger Aircraft Cargo Business while deducting certain business fee rates. Meanwhile, the pricing model of Passenger Aircraft Cargo Business under unconventional force majeure circumstances has also been agreed to, thereby effectively solving the problems of the Passenger Aircraft Cargo Business caused by the significant impact of COVID-19 since early 2020.

(II)	The pricing of the exclusive operation transaction of the Passenger Aircraft Cargo Business is fairer and more reasonable

In the exclusive operation transaction of Passenger Aircraft Cargo Business, using the income growth rate as the incentive and binding standard is in line with market practice under conventional circumstances. In determining the pricing transportation service fees, the Company considered the average growth rate of comparable companies’ Passenger Aircraft Cargo Business within the same industry — an indication of fair pricing under continuing connected transactions. Additionally, using the 50% difference of China Cargo Airlines’ annual growth rate that exceeds the average of the Three Major Airlines as the incentive indicator, and the 50% difference of China Cargo Airlines’ growth rate that is below the average of the Three Major Airlines as the restrictive indicator, to encourage China Cargo Airlines to improve its Passenger Aircraft Cargo Business capacity, thereby enhancing the Company’s passenger aircraft cargo operation efficiency, provides a reasonable basis.

In the exclusive operation transaction of Passenger Aircraft Cargo Business, considering there are no comparable historical figures for the Passenger Aircraft Cargo Business under unconventional circumstances, the annual growth rate of the Thee Major Airlines’ unconventional business revenue is difficult to obtain. As such, the business fee rate under unconventional circumstances uses the operating cost rate as basis, while using average profit margin of the Three Major Airlines over the past three fiscal years as the reasonable profit rate, which also ensures fairness and reasonableness.

The actual amount incurred in the operating cost and the actual income of the Passenger Aircraft Cargo Business are confirmed in the report prepared and issued by the qualified accounting firm jointly appointed by the Company and China Cargo Airlines. As the actual amount incurred in the operating cost and the actual income of the Passenger Aircraft Cargo Business are calculated and adjusted per annum during the implementation years of the exclusive operation transaction of Passenger Aircraft Cargo Business, the fairness and independence of the transaction are ensured.

The Directors (excluding the independent non-executive Directors, whose opinion will be set out in the circular with reference to the advice of the Independent Financial Adviser on the matter) are of the view that (i) the transactions contemplated under the Exclusive Operation Agreement are conducted on normal commercial terms or on terms no less favorable to the Company than those available from independent third parties, are entered into in the ordinary course of business of the Company, and are fair and reasonable and in the interests of the Company and the Shareholders as a whole; and (ii) the relevant Proposed Annual Caps for the transactions contemplated under the Exclusive Operation Agreement are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

E.	IMPLICATIONS UNDER THE HONG KONG LISTING RULES

1.	Independent Shareholders’ Approval Requirements

As at the date of this announcement, China Cargo Airlines is the non-wholly owned subsidiary of Eastern Logistics, which in turn is a non-wholly owned subsidiary of CEA Holding (the controlling shareholder of the Company). China Cargo Airlines is therefore a connected person of the Company within the meanings of the Hong Kong Listing Rules. The proposed transactions contemplated under the Exclusive Operation Agreement constitute continuing connected transactions of the Company under Chapter 14A of the Hong Kong Listing Rules.

As the highest applicable percentage ratio of the Proposed Annual Cap for the transportation service fees payable by China Cargo Airlines pursuant to the Exclusive Operation Agreement exceeds 5%, the Exclusive Operation Agreement, the Exclusive Operation of Passenger Aircraft Cargo Business Continuing Connected Transactions as well as the Proposed Annual Caps are subject to the reporting, announcement, annual review and independent shareholders’ approval requirement under the Hong Kong Listing Rules.

Pursuant to the relevant requirements of the Shanghai Listing Rules, the daily transactions in relation to exclusive operation of Passenger Aircraft Cargo Business shall be subject to Independent Shareholders’ approval.

Certain Directors, namely Mr. Liu Shaoyong, Mr. Li Yangmin, Mr. Tang Bing and Mr. Yuan Jun, are senior management of CEA Holding, and CEA Holding may be regarded as having a material interest in the Exclusive Operation of Passenger Aircraft Cargo Business Continuing Connected Transactions and therefore they have abstained from voting at the meeting of the Board convened to approve the Exclusive Operation Agreement, the Exclusive Operation of Passenger Aircraft Cargo Business Continuing Connected Transactions and the Proposed Annual Caps. Save as disclosed above, none of the Directors has a material interest in the Exclusive Operation Agreement or the Exclusive Operation of Passenger Aircraft Cargo Business Continuing Connected Transactions.

2.	Term for the Exclusive Operation Agreement

As the period for the Exclusive Operation Agreement exceeds three years, pursuant to Rule 14A.52 of the Hong Kong Listing Rules, the Company has engaged the Independent Financial Adviser to review the Exclusive Operation Agreement. Details of the Independent Financial Adviser’s opinions will be set out in the circular.

Having considered the terms of the Exclusive Operation Agreement, the Board is of    the view that a continuous and longer term for the Exclusive Operation Agreement is reasonable and beneficial to the Company in the following aspects:

(1)

There is Business Competition between the Passenger Aircraft Cargo Business operated by the Company and the all-cargo aircraft Cargo business operated by China Cargo Airlines. Therefore, a longer period for the term of the exclusive operation is required for solving further Business Competition;

(2)

The implementation of a professionalized operation for the Passenger Aircraft Cargo Business by China Cargo Airlines will fully utilize the synergy of the transport capacity of the all-cargo aircraft and the passenger aircraft cargo transport operated by China Cargo Airlines, as well as the synergy of the cargo business and warehousing business chains, thereby enabling the Company to achieve a long term and steady growth of income generated from the Passenger Aircraft Cargo Business;

(3)

Taking into account the heavy investment and long payment period of the logistics and cargo business, based on market principles, a longer term for the exclusive operation is beneficial for Eastern Logistics and China Cargo Airlines to continue to steadily invest in human and material resources, engage in professional personnel recruitment, professional personnel training, airport cargo storage, purchase of cargo-specific equipment, investment in information technology, and to focus on business operations.

F.	GENERAL INFORMATION

Information relating to the Group

The Group is principally engaged in the operation of civil aviation passenger transport and related businesses.

Information relating to CEA Holding

CEA Holding is a wholly PRC state-owned enterprise and is principally engaged in the management of all the state-owned assets and equity interests formed and invested by the state in CEA Holding and its invested entities.

Information relating to China Cargo Airlines

China Cargo Airlines is principally engaged in international (regional) and domestic air cargo and mail delivery services.

G.	EXTRAORDINARY GENERAL MEETING

An extraordinary general meeting of the Company will be held in order to consider and approve the Exclusive Operation Agreement, the Exclusive Operation of Passenger Aircraft Cargo Business Continuing Connected Transactions as well as the Proposed Annual Caps by ordinary resolutions of the Independent Shareholders. A circular will be despatched to the Shareholders no later than 2 November 2020.

An Independent Board Committee has been formed to advise the Independent Shareholders in respect of the Exclusive Operation Agreement and the Exclusive Operation of Passenger Aircraft Cargo Business Continuing Connected Transactions as well as the Proposed Annual Caps. The Independent Financial Adviser has also been appointed by the Company to advise the Independent Board Committee and the Independent Shareholders in respect of (a) the term for the Exclusive Operation Agreement; and (b) the Exclusive Operation Agreement and the Exclusive Operation of Passenger Aircraft Cargo Business Continuing Connected Transactions as well as the Proposed Annual Caps.

Pursuant to Rule 19A.39A of the Hong Kong Listing Rules, as additional time is required                to prepare and determine the information to be contained in the circular, the circular will be despatched to the Shareholders of the Company no later than 2 November 2020. The circular will contain further information regarding the Exclusive Operation of Passenger Aircraft Cargo Business Continuing Connected Transactions and the Proposed Annual Caps, the letter of recommendation from the Independent Board Committee to the Independent Shareholders as well as the letter of advice from the Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders in relation to the transactions.

H.	DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“Bellyhold Space”	means the vacant space in the bellyhold of passenger aircraft after priority has been given to load the passengers’ registered luggage

“Board”	means the board of directors of the Company

“Business Competition”	means the businesses including international and domestic air cargo and mail delivery and cargo forwarding, warehousing and logistics, cargo terminal operations of the Company and all its subsidiaries that compete with the current business operations of China Cargo Airlines and China Eastern Airlines Logistics and their subsidiaries

“CEA Holding”	means 中國東方航空集團有限公司 (China Eastern Air Holding Company Limited*), a wholly PRC state- owned enterprise and the controlling shareholder of the Company

“China Cargo Airlines”	means 中國貨運航空有限公司 (China Cargo Airlines Co., Limited), a non-wholly owned subsidiary of Eastern Logistics and is in turn a non-wholly owned subsidiary of CEA Holding;

“Company”	means 中國東方航空股份有限公司 (China Eastern Airlines Corporation Limited), a joint stock limited company incorporated in the PRC with limited liability, whose H shares, A shares and American depositary shares are listed on the Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively

“connected person(s)”	has the meaning ascribed to it under the Hong Kong Listing Rules;

“COVID-19”	means the COVID-19 pandemic

“Directors”	means the directors of the Company

“Eastern Logistics”	means Eastern Airline Logistics Co., Limited, which is a non-wholly owned subsidiary of CEA Holding

“Exclusive Operation Agreement”	means the agreement dated 29 September 2020 entered into between the Company and China Cargo Airlines in relation to the agreement for China Cargo Airlines to exclusively operate the Company’s Passenger Aircraft Cargo Business, pursuant to which the Company receives transportation service fees from China Cargo Airlines for exclusively operating the Company’s Passenger Aircraft Cargo Business

“Exclusive Operation of Passenger Aircraft Cargo Business Continuing Connected Transactions”	means the continuing connected transactions contemplated under the Exclusive Operation Agreement

“Group”	means the Company and its subsidiaries

“Hong Kong”	means Hong Kong Special Administrative Region of the PRC

“Hong Kong Listing Rules”	means the Rules Governing the Listing of Securities on the Stock Exchange

“Independent Board Committee”	means the Board committee, comprising the independent non-executive Directors, established to advise the Independent Shareholders in respect of, among others, the Exclusive Operation Agreement, the Exclusive Operation of Passenger Aircraft Cargo Business Continuing Connected Transactions and the Proposed Annual Caps

“Independent Financial Adviser”	means Octal Capital Limited, acting as an independent financial adviser to the Independent Board Committee and Independent Shareholders on (a) the duration of the Exclusive Operation Agreement; and (b) the Exclusive Operation Agreement, the Exclusive Operation of Passenger Aircraft Cargo Business Continuing Connected Transactions and the Proposed Annual Caps, which is a corporation licensed to carry on Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities under the Securities and Futures Ordinance

“Independent Shareholders”	means the Shareholders, other than CEA Holding, CES Finance Holding Co. Ltd. and CES Global Holdings (Hong Kong) Limited

“Original Contractual Operation Agreement”	means the “agreement on the contractual operation of China Cargo Airlines for the Company’s Bellyhold Space” dated 1 March 2018 entered into between the Company and China Cargo Airlines, and its amendments and supplemental agreement (if any), details of which are set out in the announcement of the Company dated 1 March 2018 and circular dated 13 March 2018

“Original Operation Cost Agreement”	means the “operating cost agreement in relation to China Cargo Airlines’ contractual operations of the Company’s Bellyhold Space” and its amendments and supplementary agreements (if any) entered into between the Company and China Cargo Airlines on 1 March 2018, details of which are set out in the announcement of the Company dated 1 March 2018 and the circular dated 13 March 2018

“Passenger Aircraft Bellyhold Space Cargo Business”	means the passenger aircraft Bellyhold Space cargo business of the Company and all its principal operating subsidiaries

“Passenger Aircraft Cargo Business”	means the passenger aircraft cargo business of the Company and its principal operating subsidiaries, which is the provision of cargo services by utilization of passenger aircraft and a series of relevant business operation activities (under the conventional and unconventional circumstances), including but not limited to sales, pricing and settlement of aircraft cargo space; the provision of cargo services in Bellyhold Space under conventional circumstances and the provision of cargo services by passenger aircraft such as temporary Passenger-to-Cargo Conversion in general other than carrying cargoes in the Bellyhold Space under unconventional circumstances

“Passenger-to-Cargo Conversion”	means the enhancement of the cargo capacity in passenger aircraft under unconventional circumstances, which means using the passenger traffic rights of passenger aircraft to provide cargo transportation services, including the temporary conversion of existing passenger aircraft to cargo aircraft and cargo-only passenger aircraft

“PRC”	means the People’s Republic of China, which for the purpose of this announcement only, excludes Hong Kong, the Macau Special Administrative Region of the PRC and Taiwan

“Proposed Annual Caps”	means the proposed annual caps for the Exclusive Operation of Passenger Aircraft Cargo Business Continuing Connected Transactions contemplated under the Exclusive Operation Agreement for the three years ending 31 December 2020, 2021 and 2022

“RMB”	means Renminbi yuan, the lawful currency of the PRC

“Shareholders”	means the shareholders of the Company

“Stock Exchange”	means The Stock Exchange of Hong Kong Limited

“Three Major Airlines”	means the three major state-owned airlines, namely the Company, Air China Corporation Limited and China Southern Airlines Co., Ltd.

“%”	means per cent

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Wang Jian
Company Secretary
Shanghai, the People’s Republic of China 29 September 2020

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Li Yangmin (Vice Chairman, President), Tang Bing (Director), Wang Junjin (Director), Lin Wanli (Independent non-executive Director), Shao Ruiqing (Independent non-executive Director), Cai Hongping (Independent non-executive Director), Dong Xuebo (Independent non-executive Director) and Yuan Jun (Employee Representative Director).